_________________________________________________

J. Kevin Willis Senior Vice President and Chief Financial Officer	Ashland Inc. 50 E. RiverCenter Blvd., P.O. Box 391 Covington, KY 41012-0391 Tel: 859 815-3871, Fax: 859 815-5895

                                                                                                                      April 18, 2014

Mr. Terence O'Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Ashland Inc.
Form 10-K for the Year Ended September 30, 2013
Filed November 27, 2013
Form 10-Q for the Period Ended December 31, 2013
Filed January 30, 2014
Response Dated April 4, 2014
File No. 1-32532

Dear Mr. O'Brien:

Set forth below are responses from Ashland Inc. (“Ashland” or “we”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated April 14, 2014, concerning Ashland’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013, Ashland’s Quarterly Report on Form 10-Q for the period ended December 31, 2013, and our response letter dated April 4, 2014.

For your convenience, the responses set forth below have been put in the same order as the Comments were presented and repeat each Comment prior to the response.  The Comments are highlighted in bold.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2013

General

Comment 1

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response 1

Where a comment below requests that additional disclosures or other revisions be made, we have included a draft of the disclosures or revisions within our responses.  We will also include such disclosures or revisions in our future filings, including interim filings, as applicable, consistent with the responses outlined below.

U.S. Securities and Exchange Commission
April 18, 2014

Management’s Discussion and Analysis (MD&A)

Critical Accounting Policies

Employee Benefit Obligations, page M-31

Comment 2

We note your response to comment 3 of our letter dated March 19, 2014. In a similar manner to your response, please expand your disclosures to further discuss the impact of changing the yield curve used including the impact on the amount of actuarial gain recognized in 2013.

Response 2

We have noted your request for expanded disclosures discussing the impact of the change in the yield curve used including the impact on the amount of actuarial gain recognized in 2013.  In our previous response, we provided the quantitative impact on the 2013 actuarial gain for the largest U.S. qualified pension plan to provide a general indication of the quantitative effect the decision to move to the above mean yield curve had on the 2013 reported actuarial gain.  In our future Form 10-K filings we will enhance and expand the disclosure for the 2013 actuarial gain to include the full impact of changing the yield curve on all U.S. pension and other postretirement benefit plans within the MD&A under the Critical Accounting Policies – Employee benefit obligations section as follows:

“Ashland developed the discount rate used to determine the present value of its obligations under the U.S. pension and other postretirement health and life plans by matching the stream of benefit payments from the plans to spot rates determined from an actuarial-developed yield curve, the above mean yield curve, based on high-quality corporate bonds.  Ashland uses this approach to reflect the specific cash flows of these plans when determining the discount rate.  Non-U.S. pension plans followed a similar process based on financial markets in those countries where Ashland provides a defined benefit pension plan.

During 2013, Ashland elected to use the above mean yield curve for its U.S. pension and other postretirement health and life plans, a change from the yield curve used in prior years.  The above mean yield curve is constructed in the same manner as the prior yield curve, however, it uses only bonds in the population that had above average yields for their maturity.  The discount rates determined as of September 30, 2013 ranged from 4.37% - 4.93% for the U.S. pension plans and 3.89% - 4.75% for the postretirement health and life plans.  Under the prior yield curve, the September 30, 2013 discount rates would have ranged from 4.04% - 4.60% for the U.S. pension plans and 3.57% - 4.43% for the postretirement health and life plans. The use of the above mean yield curve resulted in Ashland recognizing an actuarial gain that was approximately $146 million greater than the actuarial gain which would have been recognized using the prior yield curve, or 29% of the 2013 actuarial gain.  Of this impact, $140 million relates to U.S. pension plans and $6 million relates to U.S. postretirement plans.”

Financial Statements

Notes to the Financial Statements

Note Q – Segment Information, page F-46

U.S. Securities and Exchange Commission
April 18, 2014

Comment 3

Please provide the product disclosures required by ASC 280-10-50-40.

Response 3

We have noted your request to provide the product disclosures required by ASC 280-10-50-40.  Each of Ashland’s reportable segments has a wide variety of products sold across its customer base, with some businesses having thousands of different products and applications of products sold within the marketplace.  To provide investors a general guide of the categories in which products are sold into, Ashland has disclosed within its quarterly earnings release presentation materials a summary of the distribution of revenue by product category for each of its reportable segments.  In future Form 10-K filings we will expand our disclosures within the segment footnote to include this summary as well as Ashland’s consideration of the required disclosures in ASC 280-10-50-40 as follows:

“Ashland determined that disclosing revenues by specific product was impracticable due to the extensive portfolio of products offered to customers and since no one product or a small group of products could be aggregated together to represent a majority of revenue within a reportable segment. As such, the following table provides a summary of 2013 revenue by product category for each reportable segment:”

Sales by Product Category for 2013

Specialty Ingredients		Water Technologies		Performance Materials		Consumer Markets
Cellulosics	33%	Functional	46%	Composites	58%	Lubricants	85%
Intermediates/Solvents	18%	Process	28%	Adhesives	22%	Chemicals	8%
Polyvinylpyrrolidone	16%	Utility	26%	Elastomers	20%	Antifreeze	5%
Guar	7%		100%		100%	Filters	2%
Actives	5%						100%
Vinyl Ethers	5%
Biocides	4%
Other	12%
	100%

******

Ashland acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and that Ashland may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
April 18, 2014

We believe that the information contained in this letter is responsive to the Comments in your letter dated April 14, 2014.

Please acknowledge receipt of this response letter by electronic confirmation.

Please call Michael S. Roe, Assistant General Counsel, or Michael A. Meade, Assistant Controller, at (859) 815-3430 and (859) 815-3402, respectively, if you have any questions regarding this submission.

Sincerely,

/s/ J. Kevin Willis
J. Kevin Willis
Senior Vice President and Chief Financial Officer

cc:	Nudrat Salik, Staff Accountant